BD 3/21

03014773

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-51825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MultiTrade Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, Suite 1600
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis F. Restrepo — 212-880-2690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD

OATH OR AFFIRMATION

I, Luis F. Restrepo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MultiTrade Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

STACEY TROCHECK
Notary Public, State of New York
No. 01TR5049589
Qualified in New York County
Commission Expires Sept. 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MULTITRADE SECURITIES LLC

REPORT PURSUANT TO RULE 17a-5 (d)

DECEMBER 31, 2002

MULTITRADE SECURITIES LLC

DECEMBER 31, 2002

CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
MultiTrade Securities LLC

We have audited the accompanying statement of financial condition of MultiTrade Securities LLC as of December 31, 2002, and the related statements of operations, changes in members' equity, changes in subordinated liabilities, and cash flows for the year then ended which you are filing pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MultiTrade Securities LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 5, 2003

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

MULTITRADE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	232,041
Due from brokers		188,892
Commissions receivable		35,715
Equipment, net		21,146
Advances to affiliates		68,283
Other assets		77,150
TOTAL ASSETS	$	623,227

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	180,118
Subordinated liabilities		300,000
Total liabilities		480,118
Members' equity		143,109
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	623,227

See accompanying notes to financial statements.

MULTITRADE SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:		
Commissions	$	2,599,093
Interest		6,190
Total revenue		2,605,283
Expenses:		
Clearing fees		1,292,002
Travel and entertainment		208,234
Broker expense		189,669
Other		155,190
Rent		145,007
Salaries		69,626
Professional fees		57,279
Depreciation		18,923
Interest		11,426
Total expenses		2,147,356
Operating income before members' compensation		457,927
Members' compensation		558,141
NET LOSS	$	(100,214)

See accompanying notes to financial statements.

MULTITRADE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Members' equity at January 1, 2002	$	243,323
Net loss		(100,214)
Members' equity at December 31, 2002	$	143,109

See accompanying notes to financial statements.

MULTITRADE SECURITIES LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at January 1, 2002	$ 300,000
Subordinated liabilities at December 31, 2002	$ 300,000

See accompanying notes to financial statements.

MULTITRADE SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss	$	(100,214)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		18,923
Changes in assets and liabilities:		
Due from brokers		16,678
Commissions receivable		(16,898)
Advances to affiliates		(68,283)
Other assets		(67,045)
Accrued expenses and other current liabilities		137,396
Net cash used in operating activities		(79,443)
Cash flows from investing activities:		
Payments for the purchase of equipment		(10,877)
Net cash used in investing activities		(10,877)
Net decrease in cash		(90,320)
Cash - beginning		322,361
CASH - ENDING	$	232,041

Supplemental cash flow information:

Cash paid during the year for interest	$	11,426

See accompanying notes to financial statements.

MULTITRADE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MultiTrade Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is member of the National Association of Securities Dealers, Inc. The Company's principal business is introducing customers to its clearing brokers, pursuant to a fully disclosed clearance agreement, for which it earns commissions. Therefore, the Company is exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(ii).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue is associated with transactions in securities, mutual funds and other products and is recorded on a trade-date basis.

Concentration of Credit and Off Balance Sheet Risk

The Company conducts business with its clearing brokers on behalf of its customers pursuant to its clearance agreements. In the event that the Company's customers do not fulfill their obligations in connection with their securities transactions, the Company has agreed to indemnify its clearing brokers for losses the clearing broker may sustain as a result of this failure. Additionally, the Company's cash balances are held in accounts at one financial institution.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets, usually three years.

Income Taxes

No provision is made in the accompanying financial statements for liabilities for federal or state income taxes since such liabilities are the responsibility of the individual members. The City of New York assesses a tax on the income of unincorporated businesses operating within its jurisdiction at the rate of 4% of net income, as adjusted. Accordingly, a provision has been made in the financial statements for the New York City unincorporated business tax.

NOTE 2. ADVANCES TO AFFILIATES

During the year, the Company advanced funds to two entities affiliated by common ownership for organizational expenses and start-up costs. It is anticipated that these affiliates will provide services to the Company as well as other unrelated clients.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002, consist of the following:

Computer equipment (3 year recovery period)	$	56,267
Less: accumulated depreciation		35,121
Net property and equipment	$	21,146

Depreciation expense for the year ended December 31, 2002 amounted to $18,923.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has met these requirements. At December 31, 2002, the Company had net capital of $276,530, which exceeds the Company's minimum net capital requirement of $12,008. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1 as of December 31, 2002.

NOTE 5. LEASE COMMITMENTS

The Company has entered into three operating leases for office facilities expiring in 2005. The minimum annual rental commitments under these leases are as follows:

Year ending December 31,		
2003	$	92,400
2004		92,400
2005		92,400
	$	277,200

NOTE 6. SUBORDINATED NOTES PAYABLE

The Company has a subordinated loan agreement from one of its members for $300,000, which matures on July 31, 2003. The agreement was approved for regulatory net capital purposes by the National Association of Securities Dealers, Inc. and bears interest at the three month LIBOR plus 0.55% per annum. The LIBOR at December 31, 2002, was 2.86125%. Interest expense for the subordinated loan, which was fully paid at December 31, 2002, was $7,028.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7. ECONOMIC CONCENTRATION

The Company does business in conjunction with Bloomberg Tradebook, LLC ("Bloomberg") and B-Trade Services, LLC ("B-Trade"), an affiliate of the Bank of New York Company, Inc. A customer of the Company must be licensed to use the services of Bloomberg and be located in and execute trades in Latin America. Otherwise customers must be mutually agreed to by both the Company and B-Trade. The above structure results in an economic dependency of the Company on Bloomberg and B-Trade. B-Trade Subordinated Funding, LLC, an affiliate of Bloomberg Tradebook, and BNY Capital Corporation, an affiliate of B-Trade, are minority members of the Company.

ADDITIONAL INFORMATION

MULTITRADE SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL		
Members' equity	$	143,109
Subordinated liabilities allowable in computation of net capital		300,000
Total capital and allowable subordinated liabilities		443,109
Non-allowable assets		
Equipment, net		21,146
Advances to affiliates		68,283
Other assets		77,150
		166,579
Net capital before haircuts on securities positions		276,530
Haircuts on securities positions		-
NET CAPITAL	$	276,530
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $180,118 or $5,000		12,008
EXCESS NET CAPITAL	$	264,522
AGGREGATE INDEBTEDNESS:		
Accrued expenses and other current liabilities		180,118
Total aggregate indebtedness		180,118
Ratio: Aggregate indebtedness to net capital		.65 to 1
RECONCILIATION OF NET CAPITAL		
Net capital as reported in Company's Part II (unaudited)	$	354,381
Net effect of audit adjustments		77,851
Net capital, as adjusted	$	276,530

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
MultiTrade Securities LLC

In planning and performing our audit of the financial statements and supplementary schedules of MultiTrade Securities LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used by anyone other than the specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 5, 2003